[redacted]

06-12

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SECURITIES ... ON
13011971

SEC Mail Processing Section
APR 03 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-53212

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Derivatives Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **(212) 698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Derivatives Inc., (the "Company") as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 28th day of February 2013.

Notary Public

ANNE J. EQUALE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
LIC. #01EQ4706918
COMMISSION EXPIRES 2/28/2017

NATIXIS DERIVATIVES INC.
(SEC I.D. No. 8-53212)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Natixis Derivatives Inc.

We have audited the accompanying statement of financial condition of Natixis Derivatives Inc. (the "Company") as of December 31, 2012, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-12 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Natixis Derivatives Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

Natixis Derivatives Inc.
Statement of Financial Condition
December 31, 2012
(In Thousands of U.S. dollars, except share data)

Assets		
Cash	$	3,615
Securities purchased under agreements to resell		119,584
Securities borrowed		1,750
Securities owned, at fair value		22,000
Derivative contracts, unrealized gains at fair value		385,006
Due from an affiliate		3,438
Deferred taxes, net		4,089
Total assets	$	539,482
Liabilities and Stockholder's Equity		
Liabilities		
Borrowings from affiliate, net	$	21,868
Securities sold, but not yet purchased, at fair value		1,706
Derivative contracts, unrealized losses at fair value		378,924
Other liabilities		681
Total liabilities		403,179
Liabilities subordinated to claims of general creditors		120,000
Stockholder's equity		
Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding		-
Additional paid-in capital		45,812
Accumulated deficit		(29,509)
Total stockholder's equity		16,303
Total liabilities and stockholder's equity	$	539,482

1. Business and Organization

Natixis Derivatives Inc. (the "Company"), a Delaware corporation is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of trading eligible OTC derivative instruments, together with related cash and portfolio management activities.

The Company is a wholly-owned subsidiary of Natixis North America LLC ("NNA") which in turn is a wholly owned subsidiary of Natixis US Holdings Inc. ("NUSHI"), a company incorporated in Delaware. NUSHI is an indirect wholly owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris is a majority owned subsidiary of Group BPCE. The Company along with other affiliates comprises Natixis Paris wholesale banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant estimates generally include the valuation of derivative contracts, securities owned and securities sold but not yet purchased, at fair value and deferred taxes.

Cash and cash equivalents
The Company considers all highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates are not considered cash and cash equivalents. At December 31, 2012, there were no cash equivalents and all cash balances were held at U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty.

Securities owned and securities sold, but not yet purchased, at fair value
The purchases and sales of securities owned and securities sold, but not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Derivative contracts and other financial instrument transactions and valuation
Derivative contracts are recorded on trade date. Unrealized valuation gains and losses on derivative contracts are reported in derivative contracts, unrealized gains at fair value and derivative contracts, unrealized losses at fair value, respectively in the statement of financial condition. Fair value is based on listed market prices, third party broker-dealer price quotations or the Company's valuation models. To the extent listed or quoted prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions, credit, liquidity and other factors, as well as applicable trigger events. Because of the inherent uncertainty of internal models or management's estimate of fair value, the fair value derived may differ significantly from the fair value that would have been used had a ready market existed. These differences could be material.

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the impact of such valuation on the financial condition and earnings of the Company. The Company's financial instruments, other than those financial instruments recorded at contracted amounts, can be aggregated in three categories:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as certain equity option contracts, interest rate swaps and equity swaps.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

The Company engages in an ongoing internal review of its valuation approach and practices. Typical approaches include valuation comparisons with external sources, comparisons with observed trading, comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, reverse repurchase agreements and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, repurchase agreements, non-customer payables, and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company clears its equity and listed option transactions through Natixis Securities Americas LLC ("NSA LLC"), an affiliated broker dealer. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit of each counterparty with which it conducts business on a periodic basis.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender while for securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable.

Short term deposits and borrowings
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

Income taxes

Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. Pursuant to a tax sharing arrangement, NUSHI allocates to the Company, under a parent down approach, its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to each company in the consolidated filing group to the extent such benefits can ultimately be utilized by other consolidated filing group members regardless of whether such benefits could ultimately be realized on a stand-alone basis. The need for a valuation allowance is determined at the NUSHI level rather than at the level of the individual entities that comprise the consolidated filing group. Amounts receivable or payable with NNA, and ultimately NUSHI, related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

3. Recently Issued Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends Accounting Standards Codification ("ASC") Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition

Disclosures about Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosures Requirements in US GAAP and IFRS,* which amends ASC Topic 820. This ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, this ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. This ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. This ASU is effective for reporting periods beginning after December 15, 2011. The adoption of this ASU did not have a material effect on the Company's statement of financial condition.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* which amends ASC Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial asset in a repurchase agreement transaction. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of the ASU did not have a material effect on the Company's statement of financial condition.

4. Derivative Contracts

In the normal course of business, the Company enters into transactions involving derivatives with off-balance sheet risk including interest rate swaps, equity swaps and options and futures. These financial instruments are held for OTC derivative dealing purposes and to manage the Company's own exposure to market and interest rate risk.

Futures contracts are standardized exchange-traded agreements which provide for the delayed delivery or receipt of the underlying, in the case physical settlement is required, or cash, when non-physical settlement is required, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. The credit risk associated with futures contracts is limited due to the daily settlement of open contracts with the clearing corporation of the exchange on which the instrument is traded.

Equity options are either negotiated over-the-counter or are standardized contracts executed on an exchange. An option contract provides the holder the right, but not the obligation, to purchase from or sell to the option writer an underlying financial instrument at a specified price within a specified period of time. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date.

Interest rate and equity swaps are transactions that generally involve the exchange of fixed and floating interest rate or equity obligations without the exchange of the underlying principal amounts. Risk arises from the potential inability of exchanges or counterparties to perform under the terms of the contracts and from changes in securities' values and interest rates. The Company manages the risk by monitoring the fair value of the contracted securities or financial instruments and reviewing the creditworthiness of counterparties.

The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of the amounts reflected in the Company's statement of financial condition. The gross number of derivative contracts is used to express the volume of these transactions and do not represent the amounts potentially subject to market or credit risk. In addition, management believes the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

The fair value and number of open contracts of the Company's derivative exposures by major product type on a gross basis as of December 31, 2012 consisted of the following (in thousands of U.S. dollars, except number of contracts):

	Derivative Assets	Derivative Liabilities	Number of Contracts
Equity options contracts	$ 379,349	378,890	40
Credit default swaps	-	34	3
Interest rate swaps	5,657	-	3
	$ 385,006	$ 378,924	46

In connection with its derivative activities, the Company pledges or receives collateral as required. At December 31, 2012, the amount of received cash collateral received or paid was not significant.

5. Securities Owned and Securities Sold, But Not Yet Purchased, at Fair Value

Securities owned and securities sold, but not yet purchased, at fair value consist primarily of equity securities at fair value. Securities owned may also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or re-pledge the securities. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified equity securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2012 at fair value. However, these transactions may result in additional risk if the fair value of the securities changes subsequent to December 31, 2012. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in the reclassification of certain financial assets or liabilities.

The Company's cash instruments and listed options are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices from securities and derivatives exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. OTC derivatives are classified within Level 2 of the fair value hierarchy when the significant inputs can be corroborated to market evidence.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements on a Recurring Basis as of December 31, 2012 (in thousands of U.S. dollars)			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned, at fair value	$ 22,000	$ -	$ -	$ 22,000
Derivative contracts, unrealized gains at fair value	-	385,006	-	385,006
Liabilities:				
Securities sold, but not yet purchased, at fair value	$ 1,706	$ -	$ -	$ 1,706
Derivative contracts, unrealized losses at fair value	-	378,924	-	378,924

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2012.

7. Related Party Transactions

In its normal course of business, the Company executes securities borrowing and lending transactions with NSA LLC. At December 31, 2012, the amount outstanding under securities borrowed transactions with NSA LLC was $1.7 million. There were no securities loaned transactions outstanding at December 31, 2012. Additional information regarding collateral received in connection with these securities borrowing transactions is provided within Note 12.

During the year ended December 31, 2012, the Company entered into a reverse repurchase transaction with Natixis Financial Products LLC ("Natixis FP"). The outstanding amount as of December 31, 2012 was $119.6 million, with an interest rate below 1%. This amount is included in securities purchased under agreements to resell in the statement of financial condition.

In conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, all receivables and payables with affiliates, including short term deposits and borrowings are settled on a net basis. At December 31, 2012, the Company recorded a net payable of $21.9 million, all of which is with Natixis FP. This amount is recorded within borrowings from affiliates, net, in the statement of financial condition.

The Company has a $120.0 million subordinated loan from NNA that has a scheduled maturity date of May 15, 2015 and accrues interest at three-month LIBOR plus 25 basis points The Company estimates that the fair value of its subordinated loan approximates its carrying value.

In conjunction with a formal arrangement with Natixis Paris, the Company is reimbursed for sales remuneration as operating expenses are recorded by the Company and the associated revenues are recorded by Natixis Paris. During the year ended December 31, 2012, the Company was reimbursed by Natixis Paris a total $3.4 million which is recorded in due from an affiliate in the accompanying statement of financial condition.

The Company entered into OTC option contracts with Natixis Paris during 2012. A mirror of the OTC option contracts with the customer is executed with Natixis Paris to act as a hedge. At December 31, 2012, the Company recorded valuation gains and losses with Natixis Paris of $0.5 million and $378.9 million, respectively. These amounts are included in derivative contracts unrealized gains, at fair value and derivative contracts unrealized losses, at fair value, respectively, in the statement of financial condition.

The Company and Natixis Paris entered into a guarantee agreement whereby all of the Company's market obligations are fully guaranteed by Natixis Paris. The costs associated with this guarantee are not significant.

8. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code. The matching portion vests in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. Effective January 1, 2012, the NNA defined benefit pension plan merged with the Pension Plan for Employees of Natixis. NNA is the sponsor of this merged plan. The merger had no effect on the provisions of either defined benefit plan.

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("PRP Plan"). Awards may be granted annually in March and may be granted in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs"). The value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate methodology as described in the PRP document. Further as the future value of some of these awards may be based on the value of Natixis Paris common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the PRP Plan documents. The Company accrues the value of the awards over the period the employee renders the required service. The following is a brief description of each award:

- CVU – the value of a CVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the annual vesting date. A CVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An

- employee vests in their CVU over a 3 year period from grant date. Vested amounts are paid to the employee annually.

- DCB – represents a deferred cash award granted the employee. This award accrues interest over each annual vesting period based on the 12 month Euribor rate in effect at the business day preceding the commencement of the annual vesting period. An employee vests in their DCB award over a 3 year vesting period from grant date. The vested amount is paid to the employee annually.

- DVU – the value of a DVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the vesting date. A DVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An employee fully vests in their DVU over a six month period from grant date and is paid the entire vested amount shortly thereafter.

9. Income Taxes

At December 31, 2012, the significant components of the Company's net deferred tax assets are set forth below (in thousands of U.S. dollars):

Deferred tax asset		
Net operaing losses		4,136
Valuation allowance		(47)
Deferred taxes, net	$	4,089

The Company has recorded a payable to NNA of $0.7 million related to current taxes which is included in Borrowings from an affiliate, net, in the accompanying statement of financial condition.

At December 31, 2012, the Company has federal net operating losses carried forward of approximately $10.6 million, which will expire as follows: $8.3 million in 2028 and $2.3 million in 2029. At December 31, 2012, the Company has state net operating losses carried forward of approximately $14.2 million, which will expire as follows: $0.1 million in 2027, $11.2 million in 2028, $2.5 million in 2029 and $0.4 million in 2030. At December 31, 2012, the Company has local net operating losses carried forward of approximately $2.5 million which will expire in 2029.

In accordance with the realization criteria established by ASC 740, *Accounting for Income Taxes*, the above valuation allowance has been recorded against the deferred tax asset at December 31, 2012 representing the amount of state and local net operating losses carried forward by the Company, for which no benefit is expected in the future. Except for the foregoing valuation allowance, the Company believes it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

The Company's policy is to recognize interest and penalties, if any, related to unrecognized tax benefits in income taxes in the statement of operations. At December 31, 2012, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's federal, state and local income tax returns as part of the NNA group through the effective reorganization date of July 1, 2010 and NUSHI group thereafter are routinely subject to examination from various governmental taxing authorities. The Internal Revenue Service is currently examining the NNA tax returns for years 2008 through July 1, 2010, as well as the NUSHI group containing the period July 2, 1010 through December 31, 2010. In addition, New York State is currently examining NNA's tax returns for years 2008 through July 1, 2010, as well as the NUSHI group containing the period July 2, 2010 through December 31, 2010.It is not possible to estimate when the current examinations may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2012.

10. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. Under this method, the Company's required minimum net capital is $20.0 million under Rule 15c3-1. As of December 31, 2012, the Company had regulatory net capital, as defined, of $106.7 million, which exceeded the minimum net capital requirement, as defined, by $86.7 million.

The aforementioned subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2012.

12. Collateral Arrangements

The Company receives securities in connection with its secured financing activities. These securities may be used to enter into securities lending transactions or to cover short positions. As of December 31, 2012, the fair value of securities received by the Company that it was permitted to sell or re-pledge was approximately $121.3 million of which includes $1.7 million that has been re-pledged to cover short sales and securities loaned. All of the securities that the Company was permitted to sell or repledge at December 31, 2012 were related to transactions with affiliates.

13. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears all of its securities and listed options transactions through NSA LLC. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business. During the year ended December 31, 2012, the Company incurred no loss from counterparties non performance.

14. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued. The Company did not have any subsequent events requiring disclosure or adjustment to the statement of financial condition.

****

Natixis Derivatives Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Total stockholder's equity		$ 16,302,790
Add:		
Subordinated liabilities approved for net capital		120,000,000
Total capital and approved subordinations		136,302,790
Deduct non-allowable assets		
Deferred tax, net		4,088,519
Due from Affiliates		25,438,270
Miscellaneous		674
Other deductions and charges		33,610
Tentative net capital (must equal or exceed $100 million)		106,741,717
Haircuts on securities and derivatives		
Market risk exposure	$ 14,135	
Total haircuts		14,135
Net capital		$ 106,727,582
Minimum net capital requirement		$ 20,000,000
Excess net capital		$ 86,727,582

No material differences exist between this computation of net capital and that included in the Company's amended unaudited FOCUS Report Part II as of December 31, 2012, filed on February 27, 2013.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Natixis Derivatives Inc.
1251 Avenue of Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Natixis Derivatives Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-12(h)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h)(1) in making the periodic computations of net capital under 15c3-1.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-12(h) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we did identify an item that we believe constitutes a material inadequacy. For the year ended December 31, 2012, an affiliate broker-dealer was the custodian of certain Company assets. The Company had been treating such assets as "allowable" when computing its net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). However, the Company did not have an agreement for Proprietary Accounts of Introducing Brokers ("PAIB") with this affiliate broker-dealer. Without a formal PAIB agreement in place, the Company should have been reporting such assets as "non-allowable" and should have been making a deduction to its tentative net capital. Notwithstanding the foregoing, we note that at no time during the period January 1, 2012 to the date of this letter was the Company in breach of its tentative net capital requirements or its minimum net capital requirements and furthermore, upon revision to its net capital calculation, the Company remained in compliance with its tentative net capital requirements and minimum net capital requirements throughout the period January 1, 2012 to the date of this letter as set forth by the Rule. We also note that as of January 8, 2013 the situation causing the material inadequacy has been remediated. With the exception of the aforementioned item, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP